SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of March, 2011

Commission File Number 000-29992

OPTIBASE LTD.
 (Translation of registrant's name into English)

2 Gav Yam Center, 7  Shenkar Street, Herzliya 46120, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a is a press release issued by the Registrant and entitled
"Optibase Ltd. announces the acquisition of an office building complex in Geneva Switzerland with The Phoenix".

This report is hereby incorporated by reference to the Registration Statements on Form S-8 (File Nos. 333-10840;333-12814;333-13186;333-91650;333-122128;333-137644;333-139688; 333-148774) of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (Registrant)

By:	/s/ Amir Philips
Name: Amir Philips
Title: Chief Financial Officer

Date: March 3, 2011

Media Contacts: Amir Philips, CFO, Optibase Ltd. 011-972-73-7073-700 info@optibase-holdings.com Investor Relations Contact: Marybeth Csaby, KCSA for Optibase +1-212-896-1236 mcsaby@kcsa.com

OPTIBASE LTD. ANNOUNCES THE ACQUISITION OF AN OFFICE BUILDING COMPLEX
 IN GENEVA SWITZERLAND WITH THE PHOENIX

HERZLIYA, Israel, March 3, 2011 – Optibase Ltd. (NASDAQ: OBAS) today announced that it had acquired through its subsidiary an office building complex in Geneva, Switzerland known as Centre des Technologies Nouvelles (CTN) (the "Property").  The acquisition was undertaken by OPCTN S.A. (“OPCTN”), a Luxembourg company owned 51% by Optibase and 49% by The Phoenix Insurance Company Ltd and The Phoenix Comprehensive Pension (collectively, “The Phoenix”).  OPCTN undertook the transaction by acquiring all of the ownership interest in the Property owner Eldista GmbH, a Swiss Company (“Eldista”). The seller, Apollo CTN. S.a.r.l, is an entity majority owned by Area Property Partners.

Centre des Technologies Nouvelles (CTN) is a six-building complex located in the Plan-Les-Ouates business park in the outskirts of Geneva. The complex includes approximately 35,000 square meter (approximately 377,000 square feet) of primarily space and is a center for advanced industries including biotech electronic and information technology industries.

The transaction was based on a Property value of CHF 126,500,000 (approximately $136,540,000) including existing nonrecourse mortgage financing in the principal amount of CHF 85,250,000 (approximately $92,387,000) provided by Credit Suisse. The purchase price for the Eldista shares was CHF 37,921,000 (approximately $40,943,000) subject to a post-closing price adjustment to reflect Eldista’s assets and liabilities as of the closing date.

In connection with the transaction, Optibase and The Phoenix entered into an agreement regarding their shareholdings in OPCTN.  The agreement provides that Optibase will make day-to-day decisions and provides The Phoenix with customary protective rights.

Following the transaction, Eldista will enter into a Consultancy Agreement with Swiss Pro Capital (“SPC”), a Cypriot company which had introduced Optibase and The Phoenix to the Property. Under the Consultancy Agreement, SPC will provide consultancy services to Eldista regarding the administration and supervision of the Property and its management.  SPC will receive a monthly fee for its services and will also be entitled to a bonus based on future performance above a certain return on the investment.

Commenting on the transaction, President and CEO of Optibase, Tom Wyler, said, “We are very excited about this acquisition and its prospects.  This is Optibase’s second investment in Switzerland and its largest real estate investment to date.  We are also excited to have the opportunity to join forces with The Phoenix, one of Israel’s largest institutional investors. We regard our partnership with The Phoenix as a vote of confidence in Optibase’s expertise in the European real estate market. He concluded “This acquisition significantly increases Optibase’s real estate portfolio and I believe that this acquisition will have a favorable impact on the Company’s bottom-line”

About Optibase
Optibase invests in the real estate field and currently holds properties in Switzerland and Miami, FL while continuously looking for additional real estate investment opportunities. Optibase was previously engaged in the field of digital video technologies until the sale of its video solutions business to Optibase Technologies Ltd., a wholly owned subsidiary of VITEC Multimedia ("Vitec") in July 2010. For further information, please visit www.optibase-holdings.com.

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management's current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, difficulties in finding suitable real-estate properties for investment, availability of financing for the acquisition of real-estate, difficulties in leasing of real-estate properties, insolvency of tenants, difficulties in the disposition of real-estate projects, risk relating to collaborative arrangements with our partners relating to our real-estate properties, risks relating to the full consummation of the transaction for the sale of our video solutions business, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase's most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.